EXHIBIT 12

ARAMARK CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (A)

(Unaudited)

(In thousands)

	Successor				Predecessor
	Fiscal Year Ended October 3, 2008 (B)		Period from January 27, 2007 through September 28, 2007		Period from September 30, 2006 through January 26, 2007		Fiscal Year Ended
							September 29, 2006		September 30, 2005		October 1, 2004
Income from continuing operations before income taxes and cumulative effect of change in accounting principle	$51,446		$20,700		$19,863		$390,586		$453,173		$415,216
Fixed charges, excluding capitalized interest	577,262		412,658		67,422		193,516		180,582		174,892
Other, net	(13,888)		(11,801)		(5,411)		(9,464)		(10,127)		(12,819)

Earnings, as adjusted	$614,820		$421,557		$81,874		$574,638		$623,628		$577,289

Interest expense	$517,334		$375,378		$49,435		$141,539		$130,890		$124,749
Portion of operating lease rentals representative of interest factor	59,928		37,280		17,987		51,977		49,692		50,143

Fixed charges	$577,262		$412,658		$67,422		$193,516		$180,582		$174,892

Ratio of earnings to fixed charges	1.1	x	1.0	x	1.2	x	3.0	x	3.5	x	3.3	x

(A)	For the purpose of determining the ratio of earnings to fixed charges, earnings include pre-tax income from continuing operations plus fixed charges (excluding capitalized interest). Fixed charges consist of interest on all indebtedness (including capitalized interest) plus that portion of operating lease rentals representative of the interest factor (deemed to be one-third of operating lease rentals).
(B)	Fiscal 2008 was a 53 week year.